

Mail Stop 3561

December 1, 2015

Via E-mail
Mr. John Smith
Chief Executive Officer
Silver Standard Resources Inc.
Suite800-1055 Dunsmuir Street
Vancouver, B.C., V7X 1G4
Canada

      Re: Silver Standard Resources Inc.
              Form 40-F for the Fiscal Year Ended December 31, 2014
              Filed March 25, 2015
              File No. 001-35455

Dear Mr. Smith:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 40-F

Exhibit 99.1

Mineral Properties

Summary of Mineral Reserves and Mineral Resources Estimates page 16

1.   We note that the mineral resources for your underground mining Area (Pirquitas UG) are reported at a cut-off grade of 200 g/t silver and that the grade of your Pirquitas UG indicated resources are 176.1 g/t silver. Please tell us why the grade of your Pirquitas UG indicated resource is less than the cut-off grade.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 if you have questions regarding the comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining